Filed pursuant to Rule 424(b)(3)
1933 Act File No. 333-237586

PROSPECTUS SUPPLEMENT dated June 11, 2021
(to Prospectus dated May 29, 2020, as supplemented from time to time)

EAGLE POINT CREDIT COMPANY INC.

$125,000,000 of Common Stock

Up to 1,000,000 Shares of 7.75% Series B Term Preferred Stock due 2026

Liquidation Preference $25 per share

This prospectus supplement supplements the prospectus supplement dated June 1, 2020, or the “June Supplement,” and the accompanying prospectus thereto dated May 29, 2020, or the “Base Prospectus.” The Base Prospectus and June Supplement, and all supplements to or documents incorporated by reference into the Base Prospectus and June Supplement, are collectively referred to as the “Prospectus.” The Prospectus relates to the offering of $125,000,000 aggregate amount of common stock, par value $0.001 per share, or the “common stock,” and up to 1,000,000 shares of 7.75% Series B Term Preferred Stock due 2026, or the “Series B Term Preferred Stock,” with an aggregate liquidation preference of $25,000,000, pursuant to an at market issuance sales agreement, dated November 22, 2019, and amended June 1, 2020, with B. Riley Securities, Inc. (formerly known as B. Riley FBR, Inc.) and National Securities Corporation. This prospectus supplement provides certain updated financial information for the Company as of May 31, 2021 and other subsequent developments.

Investing in our securities involves a high degree of risk, including the risk of a substantial loss of investment. Before purchasing any shares of our common stock or Series B Term Preferred Stock, you should read the discussion of the principal risks of investing in our securities, which are summarized in “Risk Factors” beginning on page S-23 of the June Supplement and page 20 of the Base Prospectus.

The terms “we,” “us” and “our” refer to Eagle Point Credit Company Inc., a Delaware corporation, and its consolidated subsidiaries.

UPDATED FINANCIAL INFORMATION AND RECENT DEVELOPMENTS

Management’s unaudited estimate of the range of the net asset value per share of our common stock as of May 31, 2021 was between $12.98 and $13.08.

On June 10, 2021, we announced that we priced an underwritten public offering of 1,060,000 shares of our newly issued 6.50% Series C Term Preferred Stock due 2031, or the “Series C Term Preferred Stock”, at a public offering price of $25 per share, which will result in net proceeds to us of approximately $25.4 million after payment of underwriting discounts and commissions and estimated offering expenses payable by us. We also granted the underwriters a 30-day option to purchase up to an additional 140,000 shares of Series C Term Preferred Stock to cover overallotments, if any. The offering is expected to close on June 16, 2021, subject to customary closing conditions. We have applied to list the Series C Term Preferred Stock on the New York Stock Exchange under the symbol “ECCC.”

In connection with the offering of the Series C Term Preferred Stock, we declared the first three monthly distributions on shares of the Series C Term Preferred Stock, in amounts equal to $0.203125 per share, $0.135417 per share and $0.135417 per share, payable on July 31, 2021, August 31, 2021 and September 30, 2021, respectively, to holders of record of the Series C Term Preferred Stock on July 12, 2021, August 11, 2021 and September 10, 2021, respectively.